UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL DYNAMICS CORPORATION

401(K) PLAN 3.0

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL DYNAMICS CORPORATION

2941 Fairview Park Drive, Suite 100

Falls Church, Virginia 22042-4513

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Report of Independent Registered Public Accounting Firm

The Participants and Administrator of the General Dynamics Corporation 401(k) Plan 3.0:

We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation 401(k) Plan 3.0 (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2013 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG

McLean, VA

June 27, 2014

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments in Master Trust at fair value (note 4)	$3,258,767,697	3,122,969,812
Notes receivable from participants	41,709,747	40,520,265
Contributions receivable – employer	14,290,461	14,867,890
Contributions receivable – participant	4,241,306	4,720,686
Due from merged plans	242,075	—

Total assets	3,319,251,286	3,183,078,653

Liabilities:
Accrued administrative expenses	175,733	359,584

Net assets reflecting all investments at fair value	3,319,075,553	3,182,719,069
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11,341,575)	(22,604,328)

Net assets available for benefits	$3,307,733,978	3,160,114,741

See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2013

Additions to net assets attributed to:
Participation in income of Master Trust (note 4)	$723,074,381
Interest income from notes receivable from participants	1,712,815
Contributions:
Rollovers	15,678,002
Participant	140,536,396
Employer	55,191,359

Total contributions	211,405,757

Total additions	936,192,953

Deductions from net assets attributed to:
Benefits paid to participants (note 7)	431,374,123
Administrative expenses	2,144,658

Total deductions	433,518,781

Net increase prior to transfers	502,674,172

Transfers in due to mergers (note 1)	827,193,337
Net transfers to and from other plans within the master trust (note 1)	(1,182,248,272)
Net assets available for benefits:
Beginning of year	3,160,114,741

End of year	$3,307,733,978

See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Plan Description

The following description of the General Dynamics Corporation 401(k) Plan 3.0 (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering eligible employees of General Dynamics Corporation and its subsidiaries (the Company or the Plan Sponsor). Employees subject to a collective bargaining agreement are not eligible to participate in this Plan. The Plan is one of four plans that comprise the General Dynamics Corporation 401(k) Plan Master Trust Agreement (Master Trust).

Effective March 28, 2013, a portion of the General Dynamics Ordnance and Tactical Systems, Inc. Scranton Retirement Savings Plan representing the account balances of salaried employees was merged into the Plan. Effective June 28, 2013, the portion of the General Dynamics Information Technology 401(k) Plan that is not attributable to the money purchase pension plan account was transferred to the Plan. Effective June 28, 2013, all assets of the General Dynamics Global Imaging Technologies, Inc. 401(k) Retirement Plan was merged into the Plan. Effective June 30, 2013, all assets of the Vangent 401(k) Retirement Plan was merged into the Plan. Effective December 31, 2013, a portion of Jet Aviation Holdings USA, Inc. Retirement Savings Plan representing the account balances of participants who are employees of Jet Professionals, LLC was spun-off and simultaneously merged into the Plan.

As a result of the mergers discussed above, during 2013, assets in the following amounts were transferred from the plans noted below:

Vangent 401(k) Retirement Plan	$149,565,944
General Dynamics Information Technology 401(k) Plan	621,428,720
General Dynamics Global Imaging Technologies, Inc. 401(k) Retirement Plan	49,869,415
General Dynamics Ordnance and Tactical Systems, Inc. Scranton Retirement Savings Plan	6,087,183
Jet Aviation Holdings USA, Inc. Retirement Savings Plan	242,075

$827,193,337

The net transfers to and from plans within the master trust are a result of either entire employee groups being transferred from one plan to another or from individual participants transferring jobs which causes them to become a participant of a different plan.

5	(Continued)

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Notes to Financial Statements

December 31, 2013 and 2012

(b)	Plan Administration

Prior to December 31, 2012, The Northern Trust Company (TNT) held the Plan’s assets as the Plan’s trustee and Hewitt Associates, LLC (Aon Hewitt) was the Plan’s recordkeeper. Effective December 31, 2012, Fidelity Management Trust Company (Fidelity) became the Plan’s Trustee and Fidelity Workplace Services, LLC became the Plan’s recordkeeper.

(c)	Contributions

Participants are eligible to participate in the Plan upon hire. Contribution percentages range from 1% to 50% of eligible compensation on a before-tax or after-tax basis (Roth contributions), up to the statutory limits defined by the Internal Revenue Code (IRC). The employer match amount varies based on the business unit with whom the participant is employed.

Participants at certain business units that do not accrue credited service under a Company-sponsored defined benefit pension plan may be eligible to receive an employer profit-sharing contribution based on a percentage of their eligible compensation. At December 31, 2013 and 2012, $11,785,070 and $11,609,630 of such profit-sharing contributions, respectively, were included as a receivable in the Plan’s financial statements.

(d)	Participant Accounts

Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by the Plan Sponsor. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, less an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.

(e)	Vesting

Participants’ contributions are always 100% vested. Vesting in any Company matching or profit-sharing contributions varies by business unit, but does not exceed three years.

(f)	Notes Receivable from Participants

The Plan permits active participants to borrow the lesser of $50,000 less the highest outstanding note receivable (or participant loans or loan) balance during the last 12 months, or 50% of the vested amount in their accounts (subject to limits defined in the Plan document and by the IRC). Loans are secured by the remaining balance in the participants’ accounts. Participants are required to repay the loan by regular payroll deductions over a period of up to five years. The Plan also offers primary residence loans (with terms up to 20 years). Loans are issued at the prime rate of interest. Participant loans outstanding at December 31, 2013, bear interest at rates that range from 3.25% to 10.5%. Participant loans are recorded at amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest.

6	(Continued)

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Notes to Financial Statements

December 31, 2013 and 2012

(g)	Payment of Benefits

On termination of service, a participant (or designated beneficiary) may elect to (a) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into another qualified plan, (c) receive annual or monthly installment payments over a specified period or in specified amounts, or (d) receive a partial distribution of his or her total account balance. Active participants may be eligible to receive in-service or hardship withdrawals or withdrawals allowed under the IRC for participants that reach age 59 1⁄2.

(h)	Forfeited Accounts

During 2013, $612,334 in forfeitures were used to reduce employer contributions. At December 31, 2013, participants’ forfeited nonvested accounts totaled $15,666. These amounts will be used to reduce employer contributions.

(i)	Administrative Expenses

The Master Trust generally pays the administrative expenses of the Plan. The Plan document provides that the Company may reimburse the Plan for administrative expenses. The Company did not reimburse any administrative expenses in 2013.

Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan document provides that the Company is entitled to reimbursement for certain costs incurred on behalf of the Plan. The Company did not seek reimbursement for these costs in 2013.

Administrative expenses are specifically identified to the four plans that participate in the Master Trust. Specifically identified expenses of the Plan for 2013 were $2,144,658 and are reflected as administrative expenses in the Statement of Changes in Net Assets Available for Benefits.

(j)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value with the exception of fully benefit-responsive investment contracts (referred to herein as guaranteed investment contracts or GICs), which are adjusted from fair value to contract value. The Master Trust has a direct investment in GICs through its investment in the Fixed Income Fund.

7	(Continued)

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Notes to Financial Statements

December 31, 2013 and 2012

Purchases and sales of investments are recorded on the trade date. Investment income consists of dividend income, interest income, and net appreciation (depreciation) in the fair value of investments. Dividends are recognized on the ex-dividend date, the date on which an entity or an individual must own the stock to receive the pending dividend. Interest income is recorded on an accrual basis. Net appreciation (depreciation) includes the gains and losses on investments bought and sold as well as held during the year.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter on September 20, 2013, indicating that the Plan is a qualified plan under Section 401(a) of the IRC. The Plan is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan Sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. There are currently no audits in progress for any tax periods. Under the IRS statute of limitations, the Plan is no longer subject to income tax examinations for years prior to 2010.

(4)	Investments

(a)	General

The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of the General Dynamics Corporation 401(k) Plan 4.5, the General Dynamics Corporation 401(k) Plan 5.0, and the General Dynamics Corporation 401(k) Plan for Represented Employees, collectively the Plans. Each of the Plans has a pro rata interest in the Master Trust. Net assets and net participation in the net income of the Master Trust are allocated to the Plans according to each Plan’s participants’ investment elections and earnings thereon. At December 31, 2013 and 2012, the Plan’s interest in the net assets of the Master Trust was approximately 30% and 37%, respectively.

8	(Continued)

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Notes to Financial Statements

December 31, 2013 and 2012

The following table presents the investments of the Master Trust as of December 31, 2013 and 2012:

	2013	2012
Brokerage accounts	$105,480,509	$—
General Dynamics Corporation common stock	2,543,378,903	2,127,670,462
Equity securities	1,032,284,124	631,654,975
Fixed Income Fund (Synthetic GIC)
Wrapper contracts	24,481,676	23,204,606
Mortgage backed securities	406,440,533	476,689,165
Asset backed securities	85,650,686	109,497,411
Corporate debt obligations	963,823,226	878,412,662
Government debt obligations	926,544,948	788,454,053
Foreign government debt obligations	1,867,782	—
Short term investment funds	209,392,312	389,666,711
Collective trusts	29,144,831	—
Units of collective trusts (CCTs)	4,211,014,209	2,907,186,787
Units of registered investment companies (RICs)	161,534,624	—
Cash and cash equivalents, other	20,455,628	19,094,252

Total investments at fair value	10,721,493,991	8,351,531,084
Pending trades receivable	1,693,846,291	—

Total assets	12,415,340,282	—
Pending trades payable	(1,582,790,189)	—

Total liabilities	(1,582,790,189)	—

Net assets of Master Trust before adjustment to contract value	10,832,550,093	8,351,531,084
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(33,528,140)	(60,274,062)

Net assets of Master Trust	$10,799,021,953	$8,291,257,022

9	(Continued)

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Notes to Financial Statements

December 31, 2013 and 2012

The Plans’ interests in the Master Trust’s net assets at December 31, 2013 and 2012 were as follows:

	2013	2012
General Dynamics Corporation 401(k) Plan 3.0	$3,247,426,122	$3,100,365,484
General Dynamics Corporation 401(k) Plan 4.5	4,222,196,109	1,744,551,380
General Dynamics Corporation 401(k) Plan 5.0	2,196,524,591	2,442,564,365
General Dynamics Corporation 401(k) Plan for Represented Employees	1,132,875,131	1,003,775,793

Total	$10,799,021,953	$8,291,257,022

Net investment income for the Master Trust for the year ended December 31, 2013 consisted of the following:

Net appreciation on equity securities other than Company stock	$264,202,008
Net appreciation on Company stock	735,782,057
Net appreciation in collective trust funds	753,568,991
Net appreciation in registered investment companies	10,148,319
Interest on fixed income fund	46,394,284
Dividends on Company stock	45,130,911
Dividends other than on Company stock	12,320,567
Net appreciation on brokerage account	6,860,462

Total	$1,874,407,599

The Plans’ interests in the Master Trust’s investment income for the year ended December 31, 2013 were as follows:

General Dynamics Corporation 401(k) Plan 3.0	$723,074,381
General Dynamics Corporation 401(k) Plan 4.5	393,316,082
General Dynamics Corporation 401(k) Plan 5.0	555,079,385
General Dynamics Corporation 401(k) Plan for Represented Employees	202,937,751

Total	$1,874,407,599

10	(Continued)

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Notes to Financial Statements

December 31, 2013 and 2012

The fair value of the Master Trust’s investments that represented 5% or more of the Master Trust’s ending net assets as of December 31, 2013 and 2012 were as follows:

	2013	2012
General Dynamics Corporation common stock	$2,543,378,903	$2,127,670,462
Fixed Income Fund	2,647,345,994	2,665,924,608
BTC US Debt Index Non-Lending Fund F	—	666,716,465
Northern Trust S&P 500 Non-Lending Fund	1,553,538,888	1,132,558,169
Northern Trust Extended Market Index Fund	773,647,226	552,167,464

(b)	Fixed Income Fund (Synthetic GIC)

The Fixed Income Fund holds fully benefit-responsive investment contracts (wrapper contracts) with MetLife Insurance Company (MetLife) in order to provide participants with a stable, fixed-rate of return on investments, and protection of principal from changes in market interest rates. MetLife’s credit rating from Standard & Poor’s at December 31, 2013 was AA-. The Fixed Income Fund is a synthetic guaranteed investment contract (“synthetic GIC”) which is valued at the estimated fair value of the underlying investments of the contracts, primarily debt securities and wrapper contracts. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. MetLife resets the interest rate semi-annually based on the market value of the portfolio and the guaranteed value over the weighted average duration of the investments. Participants will receive the principal and accrued interest upon withdrawal for events such as transfers to other Plan investment options or payments for retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.

The contract value of the Fixed Income Fund at December 31, 2013 and 2012 was $2,613,817,854 and $2,605,650,546, respectively, as compared to the fair value of $2,647,345,994 and $2,665,924,608, respectively. The average yield and crediting interest rates ranged from 1.62% to 2.34% for 2013 and 2.15% to 2.75% for 2012. The crediting interest rate resets semi-annually and is based on an agreed-upon formula with the issuers, but cannot be less than zero. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the difference between the fully benefit-responsive investment contracts’ book and market values; the amount and timing of Participant contributions; transfers and withdrawals into/out of the fully benefit-responsive investment contracts; and the duration of the underlying investments backing the fully benefit-responsive investment contracts.

11	(Continued)

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Notes to Financial Statements

December 31, 2013 and 2012

(c)	Fair Value Determination

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between marketplace participants. Various valuation approaches can be used to determine fair value, each requiring different valuation inputs. The following hierarchy classifies the inputs used to determine fair value under U.S. GAAP:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical investments.

General Dynamics Corporation Common Stock, Investments in Equity Securities, Brokerage Accounts and Units of Registered Investment Companies:

General Dynamics Corporation common stock, investments in equity securities, brokerage accounts and units of registered investment companies are valued using quoted prices in an active market.

•	Level 2 – Inputs other than quoted prices that are observable to the market participant for the asset, or quoted prices in a market that is not active.

Units of Collective Trusts:

Units of collective trusts are private investment securities valued using the Net Asset Value (NAV) provided by the Plan’s trustee. NAV is based on the value of the underlying assets owned minus its liabilities, divided by the number of units outstanding. Investments in collective trusts are redeemable daily at NAV, and there are no restrictions on redemptions. Investments in collective trusts have investment strategies consistent with their classifications in the tables that follow. The NAV is quoted on a private market that is not active. However, the unit price is based primarily on underlying investments that are traded on an active market.

Fixed Income Fund (Synthetic GIC):

Asset-backed and mortgage-backed securities are valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service. The fair values of corporate debt obligations are estimated based on yields currently available on comparable securities of issues with similar credit ratings. The fair values of government debt obligations and foreign government debt obligations are estimated based on current rates for similar instruments. The short term investment funds hold short term investments for capital preservation and fair values are estimated at their quoted redemption prices and recent transaction prices of $1.00 per unit, with no discounts for credit quality or liquidity restrictions.

12	(Continued)

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Notes to Financial Statements

December 31, 2013 and 2012

•	Level 3 – Inputs are unobservable to the market participant.

Wrapper Contracts:

Investments in wrapper contracts are valued at fair value using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio of securities. The contracts are unallocated in nature and are fully benefit-responsive. Therefore, net assets available for benefits reflects the Plan’s interest in the contract value of the Fixed Income Fund because the Plan’s allocable share of the difference between fair value and contract value for this investment is presented as a separate adjustment in the statement of net assets available for benefits. There are no reserves against contract values (which represent contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Wrapper contracts provide the Fixed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of Participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, retirement during specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to be paid at less than contract value is not probable. A wrap issuer may terminate a wrapper contract at any time; however, if the fair value of the contract is less than the contract value, the wrap issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two. If the funds in the wrapper contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

13	(Continued)

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Notes to Financial Statements

December 31, 2013 and 2012

The following tables present the fair values of the Master Trust’s assets on December 31, 2013 and 2012, and the basis for determining their fair values:

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2013:
General Dynamics Corporation common stock	$2,543,378,903	$2,543,378,903	$—	$—
Brokerage account	105,480,509	105,480,509	—	—
Investments in other equity securities U.S. companies:
Financial	121,415,799	121,415,799	—	—
Capital goods	18,578,759	18,578,759	—	—
Consumer durables and apparel	46,941,360	46,941,360	—	—
Energy	70,967,104	70,967,104	—	—
Food and beverage	55,938,807	55,938,807	—	—
Healthcare and pharmaceutical	141,769,747	141,769,747	—	—
Hospitality	50,393,625	50,393,625	—	—
Media and telecommunications	113,888,143	113,888,143	—	—
Retail	74,306,043	74,306,043	—	—
Technology	294,871,589	294,871,589	—	—
Other	43,213,148	43,213,148	—	—
Synthetic guaranteed investment contracts:
Wrapper contracts	24,481,676	—	—	24,481,676
Mortgage backed securities	406,440,533	—	406,440,533	—
Asset back securities	85,650,686	—	85,650,686	—
Corporate debt obligations	963,823,226	—	963,823,226	—
Government debt obligations	926,544,948	—	926,544,948	—
Foreign government debt obligations	1,867,782	—	1,867,782	—
Short term investment funds	209,392,312	—	209,392,312	—
Collective trusts	29,144,831	—	29,144,831	—
Units of collective trusts:
Large cap U.S. equity	1,582,540,815	—	1,582,540,815	—
Small/mid cap U.S. equity	937,913,740	—	937,913,740	—
Blended equity/bond fund	36,670,242	—	36,670,242	—
International equity	57,353,370	—	57,353,370	—
Fixed income	508,885,931	—	508,885,931	—
Target date 2010 – 2020	415,344,386	—	415,344,386	—
Target date 2025 – 2035	511,921,158	—	511,921,158	—
Target date 2040 – 2050	150,817,149	—	150,817,149	—
Target date 2055 – 2060	9,567,418	—	9,567,418	—
Registered investment companies	161,534,624	161,534,624	—	—
Cash and cash equivalents, other	20,455,628	20,455,628	—	—

	$10,721,493,991	$3,863,133,788	$6,833,878,527	24,481,676

14	(Continued)

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Notes to Financial Statements

December 31, 2013 and 2012

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2012:
General Dynamics Corporation common stock	$2,127,670,462	$2,127,670,462	$—	$—
Investments in other equity securities
U.S. companies:
Financial	91,834,839	91,834,839	—	—
Capital goods	16,426,484	16,426,484	—	—
Consumer durables and apparel	21,818,739	21,818,739	—	—
Energy	36,402,794	36,402,794	—	—
Food and beverage	32,311,638	32,311,638	—	—
Healthcare and pharmaceutical	89,707,751	89,707,751	—	—
Hospitality	30,284,517	30,284,517	—	—
Media and telecommunications	79,721,555	79,721,555	—	—
Retail	45,949,159	45,949,159	—	—
Technology	151,583,326	151,583,326	—	—
Other	35,614,173	35,614,173	—	—
Synthetic guaranteed investment contracts:
Wrapper contracts	23,204,606	—	—	23,204,606
Mortgage backed securities	476,689,165	—	476,689,165	—
Asset backed securities	109,497,411	—	109,497,411	—
Corporate debt obligations	878,412,662	—	878,412,662	—
Government debt obligations	788,454,053	—	788,454,053	—
Short term investment funds	389,666,711	—	389,666,711	—
Units of collective trusts:
Large cap U.S. equity	1,163,318,496	—	1,163,318,496	—
Small/mid cap U.S. equity	552,167,464	—	552,167,464	—
Blended equity/bond fund	24,902,553	—	24,902,553	—
Fixed income	666,716,465	—	666,716,465	—
Target date 2010 – 2020	232,152,010	—	232,152,010	—
Target date 2025 – 2035	226,348,124	—	226,348,124	—
Target date 2040 – 2050	40,763,154	—	40,763,154	—
Target date 2055 – 2060	818,521	—	818,521	—
Cash and cash equivalents, other	19,094,252	—	19,094,252	—

	$8,351,531,084	$2,759,325,437	$5,569,001,041	23,204,606

15	(Continued)

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Notes to Financial Statements

December 31, 2013 and 2012

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2013, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Wrapper contracts
Beginning balance, January 1, 2013	$23,204,606
Total gains or losses included in change in net assets available for benefits:
Realized appreciation	—
Unrealized appreciation (relating to assets held at end of year)	1,277,070

Net appreciation in fair value of investments	1,277,070

Ending balance, December 31, 2013	$24,481,676

The valuation methods described above may produce a fair value that is not indicative of a net realizable value or reflective of future fair values. Furthermore, although the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of financial instruments could result in a different fair value measurement at the reporting date.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Company contributions. Each participant will receive payments based on the specific dollar amounts and shares of the Company’s common stock in his or her account.

(6)	Party-in-Interest Transactions

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 26,618,275 and 30,715,612 shares of the Company’s common stock as of December 31, 2013 and 2012, respectively. Dividends earned by the Master Trust on the Company’s common stock were $45,130,911 for the year ended December 31, 2013.

16	(Continued)

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Notes to Financial Statements

December 31, 2013 and 2012

The Plan also invests, through the Master Trust, in collective trust funds and a money market fund that are managed by the trustees or affiliates of the trustees of the Plan (TNT until December 31, 2012 and Fidelity as of December 31, 2012). The Plan also invests, through the Master Trust, in a collective trust managed by one of its investment managers. These funds are considered party-in-interest investments. The following table summarizes the value of units held by the Master Trust in these funds at December 31, 2013 and 2012:

	2013		2012
NT Collective Daily S&P 500 Equity Fund	—	*	30,760,327
BTC US Debt Index Non-Lending Fund F	508,885,931		666,716,465
NT Extended Market Index Fund	—	*	552,167,464
NT S&P 500 Index Non-Lending Fund	—	*	1,132,558,169
Fidelity Institutional Cash US Government Fund	48,291,565		—
Fidelity Government Money Market Fund	3,523,711		242,043,364

*	TNT is not deemed as party-in-interest as of January 1, 2013.

The following table summarizes the aggregate net interest earned, and realized and unrealized gains/losses recognized by the Master Trust on these funds for the year ended December 31, 2013:

BTC US Debt Index Non-Lending Fund F	$(11,047,685)
Fidelity Institutional Cash US Government Fund	265
Fidelity Government Money Market Fund	228

Notes receivable from participants are also considered party-in-interest transactions.

(7)	Reconciliation of Financial Statements to Form 5500

Benefit requests that have been processed and approved for payment prior to December 31 but not yet paid as of that date are not reported in the financial statements until the subsequent year but are included in amounts allocated to withdrawing participants on the Form 5500 for that year.

17	(Continued)

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Notes to Financial Statements

December 31, 2013 and 2012

The following is a reconciliation of net assets available for benefits at December 31, 2013 and 2012 as reported in the financial statements to the Form 5500:

	2013	2012
Net assets available for benefits as reported in the financial statements	$3,307,733,978	$3,160,114,741
Delinquent notes receivable in financial statements recorded as in the Form 5500	(1,066,917)	—
Amounts allocated to withdrawing participants at December 31, 2012	—	(2,690)

Net assets available for benefits as reported in the Form 5500	$3,306,667,061	$3,160,112,051

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2013, as reported in the financial statements to the Form 5500:

Net increase prior to transfers per financial statements	$502,674,172
Deemed distributions of paricipant loans reported in the 2013 Form 5500	(1,066,917)
Amounts allocated to withdrawing participants at December 31, 2012	2,690

Net income (loss) per the Form 5500	$501,609,945

(8)	Untimely Contributions

Untimely contributions represent the failure to segregate and forward participant contributions to a plan from the general assets of the employer within a reasonable period of time following the pay period in which such amounts would have been payable to the participant in cash. During the Plan year ended December 31, 2012, there were untimely contributions of $13 (as reported in Schedule H, Line 4a of the Form 5500) that were corrected during the Plan year. There were no untimely contributions during the Plan year ended December 31, 2013.

18

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2013

	Total that constitute nonexempt prohibited transactions			Total fully corrected under VFCP and PTE 2002-51
Participant contributions transferred late to plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
Check here if late participant loan repayments are included		$13

See accompanying independent auditor’s report.

GENERAL DYNAMICS CORPORATION

401(k) PLAN 3.0

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity date	(d) Cost	(e) Current value
*	Participant Loans	Interest Rates (3.25-10.5%)	#	40,642,830

*	Party-in-interest
#	Cost information omitted for participant directed investments

See accompanying independent auditor’s report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation 401(k) Plan 3.0

by	/s/ Henry C. Eickelberg
Henry C. Eickelberg Vice President, Human Resources and Shared Services

Dated: June 27, 2014